DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

05059800

June 30, 2005

Adam Newton
Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/30/2005

Re: The Procter & Gamble Company

Dear Mr. Newton:

This is in regard to your letters dated June 21, 2005 and June 24, 2005 concerning the shareholder proposal submitted by the LIUNA Local Union and District Council Pension Fund for inclusion in Procter & Gamble's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that Procter & Gamble will include the proposal in its proxy materials, and that Procter & Gamble therefore withdraws its May 9, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Mark W. Speakes
Fund Administrator
LIUNA Local Union and District Council Pension Fund
905 16th Street, N.W.
Washington, DC 20006-1765

80424

P&G

RECEIVED

2005 MAY 11 PM 12: 32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Adam Newton
Legal Division
Counsel

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

VIA FEDERAL EXPRESS

May 9, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Procter & Gamble Company / Proposal Submitted by the Laborers' Local Union and District Council Pension Fund

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal from the Laborers' International Union of North America Local Union and District Council Pension Fund (the "Fund") dated April 26, 2005 (the "Fund Proposal").[1] Please see Exhibit 1. The Fund Proposal requests that the Company prepare a regular report disclosing its political contributions. The Fund has requested inclusion of its proposal in the Company's Proxy Statement for its 2005 Annual Meeting of shareholders.

The Company intends to omit the Fund Proposal under Rule 14a-8(i)(11) on the ground that the Fund Proposal substantially duplicates another proposal previously submitted by Mr. Bart Naylor for Ms. Nina Patricia Janopaul, a shareholder, dated September 9, 2004 (the "Janopaul Proposal").[2] Please see Exhibit 2. The Janopaul Proposal also requests that the Company prepare a regular report disclosing political contributions. The Company presently intends to include the Janopaul Proposal in its 2005 proxy materials.

The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the Fund Proposal from its Proxy Statement. Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the Fund Proposal, the Janopaul Proposal, and this letter. The Company is simultaneously providing a copy of this submission to the Fund.

Substantial Duplication of Another Proposal Previously Submitted

Rule 14a-8(i)(11) provides that a company may exclude a shareholder proposal that substantially duplicates another proposal previously submitted to the company by another proponent. The Staff has applied

[1] The Company initially received a submission from the Fund on April 20, 2005 and a subsequent submission from the Fund marked as "Corrected Copy" on April 26, 2005. The Company is relying on the submission dated April 26 as the operative document.

[2] Ms. Janopaul has designated in writing that Mr. Naylor shall serve as her agent for purposes of her proposal.

this basis for exclusion to proposals that have the same "principal thrust" or "principal focus" even they differ in particular terms and scope. See, e.g., Time Warner Inc. (Feb. 11, 2004) (concurring in exclusion of a proposal that differed in wording and scope but contained the same subject matter of accountability for political contributions); Pacific Gas and Electric Company (Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Here, both the Fund and Janopaul Proposals concern Company's policies and practices with respect to political contributions. Though minor wording differences exist, both are identical in the thrust, focus, and mechanism of this disclosure:

- Both proposals call for a semi-annual report addressing the Company's political contributions.
- Both proposals request that the report disclose the Company's policies for political contributions made with corporate funds.
- Both proposals request that the report contain an "accounting" of the Company's resources / funds contributed to political causes.
- Both proposals require disclosure of the business rationale for each such contribution.
- Both proposals require the report to identify decision-makers in the Company who authorized these contributions.

Both proposals require substantially the same scope and timing of disclosure concerning political contributions. As a result, the Fund Proposal is excludable under Rule 14a-8(i)(11) as the later-received, duplicative submission. See, e.g., Bank of America Corp., (Feb. 25, 2005) (excluding a substantially duplicative proposal concerning disclosure of political contributions); Bristol-Myers Squibb Co. (Jan. 30, 2004) (same); General Electric Company (Jan. 20, 2004) (same).

Accordingly, the Company respectfully requests that you concur in its view that it may properly exclude the Fund Proposal from its Proxy Materials for the 2005 Annual Meeting. Your confirmation that the Staff will not recommend enforcement if the Fund Proposal is omitted from the 2005 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7377. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Adam Newton

Adam Newton
Counsel

Enclosures

cc: VIA OVERNIGHT DELIVERY
Ms. Linda Priscilla
Laborers' International Union of North America Corporate Governance Project
905 16th Street NW
Washington DC 20006

LIUNA LOCAL UNION AND DISTRICT COUNCIL
PENSION FUND

905 - 16TH STREET, N.W.
WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721

CORRECTED COPY

Exhibit 1

Sent via fascimile 513-983-4381

April 26, 2005

James J. Johnson
Secretary
Procter & Gamble
One Procter & Gamble Plaza
Cincinnati, OH 45202

RE: Shareholder Proposal

Dear Mr. Johnson:

On behalf of the Laborers' Local Union and District Council Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Proctor & Gamble, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange commission's proxy regulations.

The Fund is the beneficial owner of approximately 25,475 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

MARK W. SPEAKES
Fund Administrator

cc: Linda Priscilla, LIUNA, w/o enclosures
Lathan Maffey, Wachovia Bank, N.A., w/o enclosures

MWS:pp

Stockholder Proposal

Resolved, that the shareholders of Proctor and Gamble, Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, advocacy groups, social welfare organizations, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 or Sec. 501(c)(4) of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the persons or organizations described above;
   b. The business rationale for each of the Company's contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statements

As long-term shareholders of Proctor and Gamble, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. Citizens for a Strong Ohio reported that Proctor and Gamble contributed $160,000 to its organization. (Center for a Strong Ohio).

http://www/ohiochamber.com/citizens/donors.asp

Relying only on the limited data available from this website provides an incomplete picture of the Company's advocacy and political donations. Complete disclosure by the company is necessary for the company's Board and its shareholders to be able to fully evaluate the use of corporate assets.

Although the Bi-Partisan Campaign Reform Act (BCRA) enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s. Additionally, there is no restriction on companies donating to 501 (c)(4) - organizations, which can advocate certain social positions that may not be in the best interests of shareholders.

Absent a system of accountability, corporate executives will be free to use the Company's assets for objectives that may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

Exhibit 2

Bartnaylor@aol.com
09/09/2004 01:00 PM

To:
cc:
Subject: shareholder resolution

James J. Johnson
Corporate Secretary
Procter & Gamble Co
PO 599
Cincinnati, Ohio
45201

Dear Corporate Secretary Johnson,

Below, please find a shareholder resolution hereby submitted under the SEC's Rule 14a(8). The requisite value has been held for the requisite time period. Proof of said ownership will be provided upon request pursuant to federal rule. It is our intention to continue ownership of the requisite value through the forthcoming annual meeting in 2005, where an authorized agent stands prepared to present the resolution at the forthcoming shareholder meeting.

As described in the supporting statement, this resolution concerns the company's political actions. Specifically, we are concerned that our company's posture on certain issues may be in discord with general shareholder interest.

A case in point: health insurance. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

Key business leaders such as the Ford Chairman have called on fellow managers to work towards health care financing reform.

Yet responsible corporations have been largely silent on or even opposed to key health insurance reform initiatives that might reduce these very corporations' subsidies and tax payments to non-insuring employers.

Procter & Gamble is a member of the National Business Group on Health. The policy positions of this group includes the statement that the level of uninsured Americans is "unacceptable" and that public programs should be improved as part of a multi-faceted effort. (http://www.wbgh.com/pdfs/unisured_position072004.pdf)
Yet it is not clear how such Procter & Gamble carries out this policy in specific political venues such as states. For example, in Maryland, where I live, and where Procter & Gamble is one of the largest employers, the company appears to be absent from a prominent debate about state health care reform.

We submit this resolution with hope to initiate dialogue with senior Procter & Gamble executives, as encouraged by SEC/Department of Corporate Finance staff. I look forward to hearing from you. Please contact Bart Naylor at 703.786.7286.

Sincerely,

Nina Patrica Janopaul

Resolved:
We hereby request that Procter & Gamble Co. (the 'Company') prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:
a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations;

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.
Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses concerns for shareholders for numerous reasons.

We believe it is possible that our company's political efforts may actually frustrate the goal of maximizing shareholder value. A case in point involves health care. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

At the very least, we believe that investors will be served with full disclosure.

We urge you to vote FOR this proposal.

September 16, 2004

Adam Newton
Procter & Gamble Legal Division
One P&G Plaza
Cincinnati, Ohio 45202-3315
Tel: 513-983-7377
Fax: 513-983-2611

Dear Mr. Newton,

I hereby authorize Bartlett Naylor to serve as my agent for purposes of exercising my privileges under SEC 14a8 (shareholder resolution).

Sincerely,

Nina Janopaul
1255 N. Buchanan St.
Arlington, VA 22205

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

P&G

Adam Newton
Legal Division
Counsel

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

VIA FEDERAL EXPRESS

June 21, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN: Heather Maples

RE: The Procter & Gamble Company / Proposal Submitted by Nina Janopaul

Ladies and Gentlemen:

This letter follows from the no-action request filed with your office on May 9, 2005, on behalf of The Procter & Gamble Company (the "Company") pursuant to Rule 14a-8(i)(11). The Company's request concerned two proposals that it believes are substantially duplicative:

- A proposal concerning corporate political contributions submitted by Mr. Bart Naylor for Ms. Nina Patricia Janopaul, a shareholder, dated September 9, 2004 (the "Janopaul Proposal").[1]

- A proposal concerning corporate political contributions submitted by the LIUNA Local Union and District Council Pension Fund, dated April 26, 2005 (the "Fund Proposal").

Mr. Naylor has since advised the Company that he is withdrawing the Janopaul Proposal. A copy of the correspondence from Mr. Naylor confirming the withdrawal is attached hereto. Consequently, the Company hereby withdraws its no-action request as it relates to the Fund Proposal.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7377. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Adam Newton

Adam Newton
Counsel

Enclosures

---

[1] Ms. Janopaul has designated in writing that Mr. Naylor shall serve as her agent for purposes of her proposal.

cc: VIA OVERNIGHT DELIVERY
Ms. Linda Priscilla
Laborers' International Union of North America Corporate Governance Project
905 16th Street NW
Washington DC 20006

VIA OVERNIGHT DELIVERY
Ms. Nina Janopaul
1255 N. Buchanan Street
Arlington, Virginia 22205

VIA ELECTRONIC MAIL
Mr. Bartlett Naylor
Capital Strategies Consulting, Inc.
Bartnaylor@aol.com

September 16, 2004

Adam Newton
Procter & Gamble Legal Division
One P&G Plaza
Cincinnati, Ohio 45202-3315
Tel: 513-983-7377
Fax: 513-983-2611

Dear Mr. Newton,

I hereby authorize Bartlett Naylor to serve as my agent for purposes of exercising my privileges under SEC 14a8 (shareholder resolution).

Sincerely,

Nina Janopaul
1255 N. Buchanan St.
Arlington, VA 22205

Bartnaylor@aol.com
05/12/2005 05:25 PM

To: lpriscilla@liuna.org, Adam Newton-RA/PGI@PGI
cc:
Subject: To Corporate Secretary

to: Corporate Secretary
Proctor & Gamble

I hereby withdraw the shareholder resolution regarding political contribution

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286
><(((°>`·.¸¸.·´¯`·.¸.·´¯`·...¸><(((°>¸.·
·´¯`·.¸. , . .·´¯`·.. ><(((°>`·.¸¸.·´¯`·.¸.·´¯`·...¸><(((°>

LIUNA LOCAL UNION AND DISTRICT COUNCIL
PENSION FUND

905 - 16TH STREET, N.W. WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721

May 24, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: The Proctor & Gamble Company Proposal Submitted by the LIUNA Local Union and District Council Pension Fund

Ladies and Gentlemen:

The LIUNA Local Union and District Council Pension Fund (the "Fund") submitted a proposal dated April 26, 2005 to Proctor & Gamble, Inc. (the "Company") regarding a report disclosing its political contributions. The Company received the response, whereupon it submitted a request for no action on the grounds that the Fund's Proposal substantially duplicates another proposal previously submitted. Please see Exhibit 1.

Since that time, the Fund has received notice that the previously submitted proposal filed by Mr. Bart Naylor was withdrawn. That withdrawal, we believe, renders the no action request by Proctor & Gamble moot. Please see Exhibit 2.

We respectfully request that you concur with our view regarding the moot standing of the Company's request. Your confirmation would be greatly appreciated.

Sincerely,

MARK W. SPEAKES
Fund Administrator

Enclosures

cc: Adam Newton, Proctor & Gamble
Linda Priscilla, LIUNA

MWS:pp

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Adam Newton
Legal Division
Counsel

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

VIA FEDERAL EXPRESS

May 9, 2005

Exhibit 1

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Procter & Gamble Company / Proposal Submitted by the Laborers' Local Union and District Council Pension Fund

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal from the Laborers' International Union of North America Local Union and District Council Pension Fund (the "Fund") dated April 26, 2005 (the "Fund Proposal").[1] Please see Exhibit 1. The Fund Proposal requests that the Company prepare a regular report disclosing its political contributions. The Fund has requested inclusion of its proposal in the Company's Proxy Statement for its 2005 Annual Meeting of shareholders.

The Company intends to omit the Fund Proposal under Rule 14a-8(i)(11) on the ground that the Fund Proposal substantially duplicates another proposal previously submitted by Mr. Bart Naylor for Ms. Nina Patricia Janopaul, a shareholder, dated September 9, 2004 (the "Janopaul Proposal").[2] Please see Exhibit 2. The Janopaul Proposal also requests that the Company prepare a regular report disclosing political contributions. The Company presently intends to include the Janopaul Proposal in its 2005 proxy materials.

The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the Fund Proposal from its Proxy Statement. Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the Fund Proposal, the Janopaul Proposal, and this letter. The Company is simultaneously providing a copy of this submission to the Fund.

Substantial Duplication of Another Proposal Previously Submitted

Rule 14a-8(i)(11) provides that a company may exclude a shareholder proposal that substantially duplicates another proposal previously submitted to the company by another proponent. The Staff has applied

---

[1] The Company initially received a submission from the Fund on April 20, 2005 and a subsequent submission from the Fund marked as "Corrected Copy" on April 26, 2005. The Company is relying on the submission dated April 26 as the operative document.

[2] Ms. Janopaul has designated in writing that Mr. Naylor shall serve as her agent for purposes of her proposal.

this basis for exclusion to proposals that have the same "principal thrust" or "principal focus" even they differ in particular terms and scope. See, e.g., Time Warner Inc. (Feb. 11, 2004) (concurring in exclusion of a proposal that differed in wording and scope but contained the same subject matter of accountability for political contributions); Pacific Gas and Electric Company (Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Here, both the Fund and Janopaul Proposals concern Company's policies and practices with respect to political contributions. Though minor wording differences exist, both are identical in the thrust, focus, and mechanism of this disclosure:

- Both proposals call for a semi-annual report addressing the Company's political contributions.
- Both proposals request that the report disclose the Company's policies for political contributions made with corporate funds.
- Both proposals request that the report contain an "accounting" of the Company's resources / funds contributed to political causes.
- Both proposals require disclosure of the business rationale for each such contribution.
- Both proposals require the report to identify decision-makers in the Company who authorized these contributions.

Both proposals require substantially the same scope and timing of disclosure concerning political contributions. As a result, the Fund Proposal is excludable under Rule 14a-8(i)(11) as the later-received, duplicative submission. See, e.g., Bank of America Corp., (Feb. 25, 2005) (excluding a substantially duplicative proposal concerning disclosure of political contributions); Bristol-Myers Squibb Co. (Jan. 30, 2004) (same); General Electric Company (Jan. 20, 2004) (same).

Accordingly, the Company respectfully requests that you concur in its view that it may properly exclude the Fund Proposal from its Proxy Materials for the 2005 Annual Meeting. Your confirmation that the Staff will not recommend enforcement if the Fund Proposal is omitted from the 2005 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7377. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Adam Newton

Adam Newton
Counsel

Enclosures

cc: VIA OVERNIGHT DELIVERY
Ms. Linda Priscilla
Laborers' International Union of North America Corporate Governance Project
905 16th Street NW
Washington DC 20006

Priscilla, Linda

From: Bartnaylor@aol.com
Sent: Thursday, May 12, 2005 5:26 PM
To: Priscilla, Linda; newton.ra@pg.com
Subject: To Corporate Secretary

Exhibit 2

to: Corporate Secretary
Proctor & Gamble

I hereby withdraw the shareholder resolution regarding political contribution

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286
><((((°>`·.¸¸.·´¯`·.¸¸.·´¯`·...¸><((((°>.·
·´¯`·.¸. , . .·´¯`·.. ><((((°>`·.¸¸.·´¯`·.¸¸.·´¯`·...¸><((((°>

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Adam Newton
Legal Division
Counsel

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

RECEIVED
2005 JUN 27 PM 3:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

June 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3010
ATTN: Heather Maples

RE: The Procter & Gamble Company / Proposal Submitted by the LIUNA Local Union and District Council Pension Fund

Ladies and Gentlemen:

On June 21, 2005, The Procter & Gamble Company (the "Company") advised you that it was withdrawing its no-action request as relates to the proposal submitted by the LIUNA Local Union and District Council Pension Fund dated April 26, 2005 (the "Fund Proposal").*

The Company has decided to include the Fund Proposal in its Proxy Materials for the 2005 Annual Meeting, unless withdrawn by the Fund.

Very truly yours,

Adam Newton

Adam Newton
Counsel

cc: VIA OVERNIGHT DELIVERY
Ms. Linda Priscilla
Laborers' International Union of North America Corporate Governance Project
905 16th Street NW
Washington DC 20006

* As noted in previous correspondence, the Company initially received a submission from the Fund on April 20, 2005, and a subsequent submission from the Fund marked as "Corrected Copy" on April 26, 2005. The Company is relying on the submission dated April 26 as the operative document.